INVEST IN **SHIPPINGPORT BREWING CO.**

Crafting beautiful beers and atmosphere for the myriad of life

shippingportbrewing.com   Louisville KY | Female Founder | Alcohol & Vice | Brewery |

Featured Investors

Investors include

| **Larry Snyder** | | gill holland |



Larry Snyder ✔

Syndicate Lead

I invested with Amelia when she was starting up the brewery and was happy to help her in this next phase of the company. Her industry experience and knowledge as well as her vision for Shippingport is why I initially committed to the project and my experience over the past two years has confirmed all my expectations.



gill h

Invested in
Harlan County Beer Company

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I think her and Sue, who is equally talented, are making the most unique and tastiest beer in Louisville. The food menu is simple, high quality, and good

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Invested $20,000 this round & $20,000 previously

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Highlights

1. Over 40% sales growth year-over-year to date.
2. Quarter million overall revenue in 2022, boot-strapped.
3. Over 20,000 pints and 8,000 sandwiches served in 2022.
4. Google review 5-star rated brewery.
5. Owner/Brewmaster & Lead Brewer have 18+ years industry experience with Odell, Hopworks & AtG.
6. Currently distributing in 2 states with plans to expand regionally within 12 months.

Our Founder



Amelia Pillow Founder/Brewmaster

13+ years in the brewing industry. GABF award-winning brewer

Craft beer is tangible and accessible art. It can be as complex or simple as any painting but can easily be enjoyed by the average person. I love making something that delights people and brings people together. Our vision is to make beer, food and atmosphere that fosters comfort, curiosity and joy for everyone.

Pitch



Problem

The industry is catered to a small group of people both in production and consumption.

Craft beer is meant to be consumable art and shouldn't exclude anyone from enjoying it.

Solution

Our commitment is to craft and culture. We're committed to serving a myriad of people, creating community, craft beer and comfort food.

Creating a culture both for our beers but also for our business and nurturing it into something truly complex, inviting and outstanding.

We believe in finding the best of what's around us and brewing something amazing with it. From foraging ingredients for beers, to hiring staff, to establishing a 3rd space for our neighborhood and city. We are devoted to the creation of an atmosphere and beer that are for and from our community.

As art, craft beer should have a tapestry of different styles that both feel comfortable and affirming, but also exciting and engaging.

Team



Amelia

A Louisville native, Amelia began learning to brew beer in 2007 while living in Portland, OR. She moved home in 2013 where she took a position as head brewer for a local brewery. She cultivated an expertise for making wild and bottle conditioned beer, as well as brews that incorporate locally foraged ingredients like oyster mushrooms, sassafras, and creeping Charlie. Her favorite beers include classic Saison and Belgian beers.



Sue

By the time she got her start in the industry in 2013 working in Odell's taproom located in Fort Collins, CO, Sue already had six years of homebrewing under her belt. She relocated to Louisville in 2017 and began brewing under Amelia a short time later. Collaborating with other brewers is one of her favorite things about making beer because she gets to experience what others are doing and share ideas. One of the best beers she ever made was a coffee Kolsch but has a great love for IPAs.

Traction

Serving over 200 people per week, with total of over 5,500 served 6/21-6/22

Core offerings: Over 5,000 pints of Eddie (flagship Kolsch) and 4,500 Marge (flagship IPA) poured in 2021

Over two dozen unique beers brewed on site in our first year; Over 20 collab beers on tap

Q1 of year 2 sales trended 40%+ over previous year; Q2 of year 2 sales trended 40%+ over previous year

Partnered with The Frazier Museum as a sponsor for their Summer Beer Festival. Only blocks away from the museum at 9th & W Main St., we hosted the official after-party with great success.

Participated in Tailspin Ale Festival, Nulu Fest and The KY Craft Bash. These festivals help us to engage with craft beer drinkers from all over the state and introduce our brand to an ever-growing audience.

Currently distribute to 8 accounts in the Louisville area. By keeping beer on tap at these well-respected locations we're able to use our limited distribution as a marketing tool.

Growth





Transactions +49% YoY   **$16.94 Average Ticket**

Market

 **KENTUCKY**

82 CRAFT BREWERIES (RANKS 32ᴿᴰ)

2.5 Breweries per Capita*
(RANKS 39ᵀᴴ)
*per 100,000 21+ adults



ECONOMIC IMPACT (2021)

798 Million Economic Impact (RANKS 27ᵀᴴ)

240.23 Impact per Capita (RANKS 39ᵀᴴ)

PRODUCTION

129,518 Barrels of Craft Beer Produced per Year (RANKS 35ᵀᴴ)

1.2 Gallons per 21+ adult (RANKS 40ᵀᴴ)

NUMBER OF CRAFT BREWERIES OPERATING PER YEAR

How it Works

Variety of styles & ingredients **+** Commitment to serving the place we love **+** Diversity of people & partnerships

Competitive Analysis



	Product Quality	Promotion	Reputation	People	Partnership	Location
Shipping port	*ESTABLISHED* Untappd - 3.79 overall, Kolsch 4.1, IPA 3.8 Yelp - 4.5	*DEVELOPING* strong and growing social media, media, festival presence with little paid advertising	*ESTABLISHED* Google rating- 5 stars	*ESTABLISHED* women owned and operated, queer-owned	*ESTABLISHED* engagement with local, black-owned businesses, bike community, non-profits	*OPPORTUNITY* only brewery serving the west side of Louisville; $1 billion of development in the area to create new homeowners, and retain current residents.

Against the Grain	CONSISTENT Untappd - 3.75 overall, Lager 3.51, IPA 3.9 Yelp - 4	ESTABLISHED well-established social media, festival sponsors, large paid advertising budget	CONSISTENT Google rating- 4.5 stars	men owned	CONSISTENT engagement with local business & donations	CONSISTENT downtown but tourist adjacent, non-residential high foot traffic
Old Louisville	CONSISTENT Untappd- 3.72 overall, Blond - 3.68, IPA 3.71 Yelp - 4.3	DEVELOPING more established but limited engagement	ESTABLISHED Google rating- 4.8 stars	men owned	CONSISTENT engagement with local business & donations	CHALLENGE residential but low foot traffic

Business Model

Key Partners
Amelia Pillow (Founder / Brewmaster)

Key Resources
Experience
Owner: 13+ years of brewing industry experience, 10+ years of restaurant and administration experience
Staff
Head Brewer: 7+ years of brewing industry experience

Channels
Vendor / Materials
Raw goods are delivered from local and regional vendors to facility
Retailer / Distribution
Beer is delivered directly to retailers in KY and through a beer distributor in IN
Customer / In-House
Customer is greeted by team member at counter. Order is taken, beverage served, food ordered, ticket number given, and either tab started or check paid. Order is then delivered to kitchen, prepared, then delivered to customer. Any additional orders are placed at counter in same fashion

Key Activities
Craft Beer
Excellent beer brewed with passion to excite and keep folks coming back for more
Food
Thoughtful sandwiches and sides made from whole ingredients built to be tasty and affordable
3rd Space
A meeting place to build community and exchange ideas
Customer Service
Fair pay and good training ensure highest level of knowledgeable service and products.
Entertainment
Trivia Night, pop-ups, burlesque, live music
Community Involvement
Featuring other local businesses' products (West Lou Coffee, KY Backyard Farms, Louisville Cream), hosting bike rides with cycling groups, sponsoring cycling team, etc.

Value Proposition
Building / Improving Community
Enriching quality of life with delicious food and beverage while fostering community and creating opportunities for enjoyments and employment that previously did not exist

Customer Relationships
Serving and teaching craft beer to build life-long love is where we start. Fostering an atmosphere that is inclusive, varied, fun, and welcoming is how we build. Continually hosting and participating in festivals, performances, and activities is how we keep our community engaged and growing.

Revenue Streams
Current
Both on and off premise sales of draft beer produced in-house, via contract brewing and collaboration. On-site food and minor merchandise sales
Second Phase
On and off premise sales of draft beer produced all in-house/collaboration. More draft distribution and start bottled beer sales. Continued on-site food sales and more events
Third Phase
More hosted events and festivals, sponsor local events, regional and national distribution of bottle-conditioned beers.

Revenue Structure
$8 sandwiches, $4 soups and sides, $7 beers, ciders, and hard kombucha. Happy Hour weekdays (prices averaged)

Customer Segments
Neighbors
The surrounding businesses and residents.
Locals
City at large, less diversity, more beer-centric and enticed by events.
Tourists
Beer and bourbon tourism. Our proximity to downtown distilleries huge boom, added to brewery referrals.
Growth Potential
As a queer, woman-owned/operated business in a majority non-white community we have great potential in all of those segments; Arguably being the most under-served and under-represented in this industry.

Cost Structure
Phase 1 Costs (completed)
• Kitchen equipment
• Taproom & patio build-out
• Smallwares & furniture
• Operating costs
Phase 2 Costs
• Brewery build-out
• Brewery equipment
• Patio improvements
• Professional fees
• Operating costs

Milestones

1 Brewery buildout, equipment purchase and installation, patio improvements

2 All brands brewed onsite = 600% increase in production, increased hiring, increase in foot-traffic due to increased performances on patio

3 Expansion of draft distribution, beginning of bottle-conditioned packaged beer production and distribution, increased hiring

4 Expansion of participation in offsite events & festivals regionally and nationally

Why we're a good bet

Established industry veteran already into second year of operation.

Continually building more and stronger relationships with our local community and partnerships with our beer community.

Brewing onsite, award-winning beers, like we have done for other breweries for decades.





Thanks!